Exhibit 1

METROPOLITAN CAPITAL WELCOMES CHANGES AT CYBERONICS;

EXPRESSES GRATITUDE FOR STRONG SHAREHOLDER SUPPORT IN

RESPONSE TO ITS PROXY SOLICITATION

New York, NY, January 29, 2007/PRNewswire/—Metropolitan Capital Advisors, Inc. and The Committee for Concerned Cyberonics, Inc. Shareholders (the “Committee”) announced that its three nominees, Alfred J. Novak, Arthur J. Rosenthal and Jeffrey E. Schwarz, have accepted appointment to the board of directors of Cyberonics, Inc. (Nasdaq: CYBX—News) following the resignations of incumbent Cyberonics board members Tony Coelho, Kevin S. Moore and Stanley H. Appel. The Committee also noted that Cyberonics is now recommending that stockholders vote for the Committee’s three nominees and the five remaining incumbent Cyberonics directors at the Annual Meeting of Cyberonics Stockholders to be held on February 1, 2007.

Cyberonics announced these changes in a press release issued today.

Shareholders who wish to vote for the three Committee nominees and the other five incumbent Cyberonics directors can do so by signing, dating and returning the Committee’s Gold proxy card. Metropolitan Capital Advisors confirmed that all Gold proxy cards will be delivered to and voted at the February 1, 2007 Annual Meeting.

Jeffrey E. Schwarz and Karen Finerman of Metropolitan Capital Advisors speaking on behalf of the Committee said, “We are gratified by the strong support for our platform to improve corporate governance and maximize shareholder value which we have received from Cyberonics shareholders in response to our proxy solicitation efforts. We also are pleased with these recent changes at Cyberonics, and we believe the Cyberonics board acted fairly and responsibly in taking the actions announced today. We look forward to the Committee’s nominees working constructively with their fellow board members to achieve the goals set out in the Committee’s platform.”

The Committee filed a definitive proxy statement with the SEC in connection with soliciting proxies for the Annual Meeting of Cyberonics shareholders, which can be obtained without charge at the SEC’s website at www.sec.gov.

CONTACT: Press Inquiries—Tom Becker or Jeffrey Lloyd both of Sitrick And Company, +1-212-573-6100; or Investor Inquiries—Jordan Kovler of D.F. King & Co., Inc., +1- 212-269-5550; or The Committee for Concerned Cyberonics, Inc. Shareholders, c/o Metropolitan Capital Advisors, Inc., +1-212-486-8100/